EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notice of shareholder conference call for Q2 2020 results

ST HELIER, Jersey, Aug. 11, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) announces that it will be releasing its operating and financial results for the quarter and the six months ended June 30, 2020 on Thursday the 13th of August 2020.

Caledonia will be hosting a conference call and Q&A session open to all investors on Thursday the 13th of August 2020 at 16:00 UK time (17:00 South Africa/Zimbabwe, 11:00AM ET, 08:00AM Pacific Time).

Dial in numbers:

New York	+1 212 999 6659
South Africa Toll Free	0800 980 512
Standard International Access	+44 (0) 20 3003 2666
UK Toll Free	0808 109 0700
USA Toll Free	+1 866 966 5335

Call Password	Caledonia Mining Results

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538